Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-248641

September 28, 2020

Boqii Holding Limited

Boqii Holding Limited, or the Company, has filed a registration statement on Form F-1, including a prospectus, with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details. You may obtain these documents and other documents the Company has filed for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, if you request it, by contacting (i) Roth Capital Partners, LLC, Attention: Prospectus Department, 888 San Clemente Drive Suite 400, Newport Beach, California 92660, United States, or by calling +1 949-720-5700, or by email at rothecm@roth.com; (ii) CMB International Capital Limited, Attention: Prospectus Department, 45F, Champion Tower, 3 Garden Road, Central, Hong Kong, or by calling +852 3761 8976, or by email at ECMs@cmbi.com.hk; and (iii) Valuable Capital Limited, Attention: Prospectus Department, Room 2808, 28th Floor, China Merchants Tower, Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong, or by calling +852 2500 0307, or by email at ecm@valuable.com.hk. You may also access the Company’s most recent prospectus dated September 28, 2020, which is included in Amendment No. 3 to the Company’s registration statement on Form F-1, as filed with the SEC on September 28, 2020, or Amendment No. 3, by visiting EDGAR on the SEC website at:

https://www.sec.gov/Archives/edgar/data/1815021/000119312520255132/d893404df1a.htm

The following information supplements and updates the information contained in the Company’s preliminary prospectus dated September 22, 2020. This free writing prospectus reflects the following amendments that are made to Amendment No. 1 to the registration statement. All references to page numbers are to page numbers in Amendment No. 1.

(1)	Amended the disclosure on pages 74 to 76 as follows:

	As of June 30, 2020
	Actual		Pro forma		Pro forma as adjusted(1)(2)
	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
	(unaudited)		(unaudited)		(unaudited)
Other debts, current	76,773	10,867	76,773	10,867	76,773	10,867
Operating lease liabilities, current	9,365	1,326	9,365	1,326	9,365	1,326
Operating lease liabilities, non-current	25,305	3,582	25,305	3,582	25,305	3,582
Other debts, non-current(3)	169,401	23,977	169,401	23,977	472,626	66,896
Long-term borrowings	47,113	6,668	47,113	6,668	47,113	6,668

Mezzanine equity:
Series A convertible redeemable preferred shares (US$0.001 par value; 11,000,000 shares authorized, 10,340,000 shares issued and outstanding as of June 30, 2020; and nil outstanding on a pro-forma basis as of June 30, 2020)	494,338	69,969	—	—	—	—
Series B convertible redeemable preferred shares (US$0.001 par value; 10,000,000 shares authorized, 9,067,384 shares issued and outstanding as of June 30, 2020; and nil outstanding on a pro-forma basis as of June 30, 2020)	537,370	76,060	—	—	—	—
Series C convertible redeemable preferred shares (US$0.001 par value; 6,000,000 shares authorized, 5,518,101 shares issued and outstanding as of June 30, 2020; and nil outstanding on a pro-forma basis as of June 30, 2020)	425,800	60,268	—	—	—	—
Series D convertible redeemable preferred shares (US$0.001 par value; 3,000,000 shares authorized, 2,526,026 shares issued and outstanding as of June 30, 2020; and nil outstanding on a pro-forma basis as of June 30, 2020)	191,041	27,040	—	—	—	—

	As of June 30, 2020
	Actual		Pro forma		Pro forma as adjusted(1)(2)
	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
	(unaudited)		(unaudited)		(unaudited)
Series D-1 convertible redeemable preferred shares (US$0.001 par value; 3,000,000 shares authorized, 2,178,530 shares issued and outstanding as of June 30, 2020; and nil outstanding on a pro-forma basis as of June 30, 2020)	165,807	23,468	—	—	—	—
Series D-2 convertible redeemable preferred shares (US$0.001 par value; 2,000,000 shares authorized, 1,182,803 shares issued and outstanding as of June 30, 2020; and nil outstanding on a pro-forma basis as of June 30, 2020)	90,917	12,869	—	—	—	—
Series E convertible redeemable preferred shares (US$0.001 par value; 7,000,000 shares authorized, 5,885,210 shares issued and outstanding as of June 30, 2020; and nil outstanding on a pro-forma basis as of June 30, 2020)	449,433	63,613	—	—	—	—
Receivable for issuance of preferred shares	(96,243)	(13,622)	—	—	—	—

Total mezzanine equity	2,258,463	319,665	—	—	—	—

Shareholders’ equity (deficit):
Ordinary Shares (US$0.001 par value; 149,000,00 ordinary shares authorized, 22,238,454 ordinary shares issued and outstanding as of June 30, 2020: nil shares issued and outstanding on a pro-forma basis as of June 30, 2020; and nil shares issued and outstanding on a pro forma as adjusted basis as of June 30, 2020)	139	20	—	—	—	—
Class A ordinary shares (US$0.001 par value; nil shares authorized, issued and outstanding shares as of June 30, 2020; 129,500,000 shares authorized, 42,893,512 shares issued and outstanding on a pro-forma basis as of June 30, 2020; and 55,027,032 shares issued and outstanding on a pro forma as adjusted basis as of June 30, 2020)	—	—	292	41	378	53
Class B ordinary shares (US$0.001 par value; nil shares authorized, issued and outstanding shares as of June 30, 2020; 15,000,000 shares authorized, 13,037,729 shares issued and outstanding on a pro-forma basis as of June 30, 2020; and 13,037,729 shares issued and outstanding on a pro forma as adjusted basis as of June 30, 2020)	—	—	85	13	85	13
Additional paid-in capital	—	—	2,354,468	333,253	3,491,514	494,191
Statutory reserves	2,846	403	2,846	403	2,846	403
Accumulated other comprehensive loss	11,598	1,642	11,598	1,642	11,598	1,642
Accumulated deficit	(2,107,239)	(298,261)	(2,107,239)	(298,261)	(2,777,762)	(393,167)
Receivable for issuance of ordinary shares(3)	(9)	(1)	(96,252)	(13,623)	(399,477)	(56,542)

Total Boqii Holding Limited shareholders’ equity (deficit)	(2,092,665)	(296,197)	165,798	23,468	329,182	46,593

Non-controlling interests	44,020	6,231	44,020	6,231	44,020	6,231

Total shareholders’ equity (deficit)	(2,048,645)	(289,966)	209,818	29,699	373,202	52,824

Total mezzanine equity and shareholders’ equity (deficit)	209,818	29,699	209,818	29,699	373,202	52,824

Total capitalization	537,775	76,119	537,775	76,119	1,004,384	142,163

Notes:

(1)

The unaudited pro forma and pro forma as adjusted information does not include the impact of share-based compensation expense for share options which we expect to record upon the completion of this offering.

(2)

A US$1.00 increase (decrease) in the assumed initial public offering price of US$11.00 per ADS, which is the midpoint of the estimated range of the initial public offering price shown on the front cover of this prospectus, would increase (decrease) each of additional paid-in capital, total shareholders’ equity, and total capitalization by US$6.5 million.

(3)

On January 26, 2016, our Company issued a warrant to purchase up to 6,734,459 series C+ convertible redeemable preferred shares to an investor at an exercise price up to US$46.2 million (the “CMB Warrant”). This CMB Warrant was issued in connection with an investment of RMB303.2 million (equivalent to US$46.2 million) made by the investor (the “CMB investment”) to one of our Company’s PRC consolidated VIEs, Guangcheng (Shanghai) Information Technology Co., Ltd. (“Guangcheng”). On August 19, 2020, the CMB Warrant was exercised by the investor and our Company issued 6,734,459 series C+ convertible redeemable preferred shares to the investor. As of the date of the prospectus, the exercise price of CMB Warrant has not been settled yet. As a result, a receivable balance of US$42.9 million representing the present value for the unsettled balance was recorded and presented as a contra-equity balance on a pro forma as adjusted basis.

In addition, pursuant to the settlement agreement between our Company and the investor, upon exercise of the CMB Warrant, the receivable for issuance of series C+ convertible redeemable preferred shares will be settled by the investor upon the investor’s receipt of the repayment of an amount equal to the CMB investment from our Company, after March 31, 2022. Therefore, the adjustment to other debts, non-current on a pro forma as adjusted basis represents the present value of long-term payable of our Company with amount of RMB303.2 million (equivalent to US$42.9 million, being the present value of US$46.2 million) due to the investor in connection with the exercise of the CMB Warrant.

(2)	Amended the second and third paragraphs on page 77 as follows:

Our net tangible book value as of June 30, 2020 was of deficit of approximately US$307.6 million. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities, mezzanine equity and non-controlling interests. Dilution is determined by subtracting net tangible book value per ordinary share as adjusted from the initial public offering price per ordinary shares. Because holders of the Class A ordinary shares and Class B ordinary shares have the same dividend and other rights, except for voting and conversion rights, the dilution is presented based on all issued and outstanding ordinary shares, including Class A ordinary shares and Class B ordinary shares.

Without taking into account any other changes in such net tangible book value after June 30, 2020, other than to give effect to (i) the redesignation of 12,204,604 ordinary shares held by Merchant Tycoon Limited and beneficially owned by Hao (Louis) Liang, Yingzhi (Lisa) Tang and Di (Jackie) Chen into Class B ordinary shares on a one-for-one basis immediately prior to the completion of this offering, (ii) the automatic conversion and redesignation of 833,125 Series C preferred shares held by Merchant Tycoon Limited and beneficially owned by Hao (Louis) Liang, Yingzhi (Lisa) Tang and Di (Jackie) Chen into Class B ordinary shares on a one-for-one basis immediately prior to the completion of this offering, (iii) the redesignation of all of the remaining ordinary shares into Class A ordinary shares on a one-for-one basis immediately prior to the completion of this offering, (iv) the automatic conversion of 10,340,000 Series A preferred shares into 7,844,137 ordinary shares on a 1:0.76 basis, and redesignation of such as-converted ordinary shares into 7,844,137 Class A ordinary shares on a one-for-one basis immediately prior to the completion of this offering, (v) the automatic conversion of 9,067,384 Series B preferred shares into 8,557,980 ordinary shares on a 1:0.94 basis, and redesignation of such as-converted ordinary shares into 8,557,980 Class A ordinary shares on a one-for-one basis immediately prior to the completion of this offering, (vi) the automatic conversion of 6,734,459 Series C+ preferred shares (issued upon exercise of the CMB Warrant in August 2020) into 6,883,520 ordinary shares on a 1:1.02 basis, and redesignation of such as-converted ordinary shares into 6,883,520 Class A ordinary shares on a one for-one basis immediately prior to the completion of this offering, (vii) the automatic conversion and redesignation of all of the remaining issued and outstanding preferred shares into 16,457,545 Class A ordinary shares on a one-for-one basis immediately prior to the completion of this offering, and (viii) our issuance and sale of 5,250,000 Class A ordinary shares in the form of 7,000,000 ADSs by us in this offering at an assumed initial public offering price of US$11.00 per ADS (the midpoint of the estimated public offering price range shown on the front cover of this prospectus), after deduction of underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2020 would have been approximately US$35.2 million, or US$0.52 per ordinary share and US$0.39 per ADS, to existing shareholders and an immediate dilution in net tangible book value of US$14.15 per ordinary share, or US$10.61 per ADS, to purchasers of ADSs in this offering.

(3)	Amended the first table on page 78 as follows:

	Per Ordinary Share		Per ADS
Assumed initial public offering price	US$	14.67	US$	11.00
Pro forma net tangible book value after giving effect to the conversion of our convertible preferred shares into ordinary shares	US$	0.22	US$	0.17
Pro forma as adjusted net tangible book value per share after giving effect to the conversion of our convertible preferred shares into ordinary shares and this offering	US$	0.52	US$	0.39
Amount of dilution in net tangible book value to new investors in this offering	US$	14.15	US$	10.61

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